EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
March 31, 2005

(Free Translation of Spanish original)





CONTENTS
--------
Consolidated balance sheet
Consolidated statements of income
Consolidated statements of cash flow
Reconciliation of net income to net cash flows provided by operating activities
Notes to the consolidated financial statements
Analysis of results
Summary of relevant facts for the period




  Ch$  -  Chilean pesos
ThCh$  -  Thousands of Chilean pesos
  US$  -  United States dollars
ThUS$  -  Thousands of United States dollars
   UF  -  Unidades de Fomento (Chilean government inflation-indexed monetary units)
   A$  -  Argentine pesos
 ThA$  -  Thousands of Argentinean pesos
   R$  -  Brazilian Reais
 ThR$  -  Thousands of Brazilian Reais

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                                  For the periods ended
                                                                         March 31
                                                               ----------------------------
                                                                   2005            2004
                                                               -------------  -------------
                                                                   ThCh$          ThCh$

TOTAL CURRENT ASSETS                                            160,877,248    147,354,404
Cash                                                             16,139,444     14,641,091
Time deposits                                                     9,801,159      8,711,045
Marketable securities (net)                                      43,827,968     30,805,820
Trade accounts receivable (net)                                  24,109,931     21,288,891
Notes receivable (net)                                            6,696,827      7,716,093
Other receivables (net)                                          18,076,894     11,077,466
Notes and accounts receivable from related companies                280,317              0
Inventories (net)                                                20,991,194     19,822,035
Recoverable Taxes                                                 9,658,563      7,475,180
Prepaid expenses                                                  2,219,150      2,775,159
Deferred Income Taxes                                                     0      1,442,814
Other current assets                                              9,075,801     21,598,810
TOTAL PROPERTY, PLANT & EQUIPMENT                               150,878,748    171,665,538
Land                                                             12,929,524     14,754,884
Buildings & improvements                                         88,126,149     96,367,314
Machinery and equipment                                         216,181,986    218,106,449
Other property, plant & equipment                               199,240,602    198,801,974
Technical reappraisal of property, plant & equipment              1,928,496      1,928,656
Depreciation                                                   (367,528,009)  (358,293,739)
TOTAL OTHER ASSETS                                              279,851,070    296,500,960
Investments in related companies                                 19,638,153     20,759,197
Investments in other companies                                       54,645        646,434
Goodwill                                                         86,215,387     90,226,529
Long-term receivables                                                52,231         65,662
Long-term notes and accounts receivable from related                 33,652         51,671
companies
Long-term Deferred Income Taxes                                      37,315              0
Intangibles                                                         467,669      3,037,318
Amortization                                                       (248,163)    (2,741,976)
Others                                                          173,600,181    184,456,125
TOTAL ASSETS                                                    591,607,066    615,520,902

                                                                For the periods ended
                                                                      March 31
                                                         ---------------------------------
                                                              2005              2004
                                                         -------------    ----------------
                                                             ThCh$             ThCh$

TOTAL CURRENT LIABILITIES                                  95,978,702         92,720,521
Short-term bank liabilities                                12,190,930          7,018,264
Current portion of long-term bank liabilities               2,688,677          2,927,027
Current portion of bonds payable                           18,047,869         18,327,035
Dividends payable                                           2,734,193            118,164
Accounts payable                                           31,864,242         36,938,360
Other creditors                                             3,174,884          4,507,018
Notes and accounts payable to related companies             6,285,746          6,999,556
Provisions                                                    375,691            176,053
Witholdings                                                10,793,066         10,932,417
Income taxes payable                                        5,724,003          4,737,671
Unearned income                                             2,008,652             38,956
Deferred income taxes                                          80,749                  0
Other current liabilities                                      10,000                  0
TOTAL LONG-TERM LIABILITIES                               185,176,215        195,431,661
Long-term bank liabilities                                 47,724,327         52,078,292
Bonds payable                                             109,367,753        122,262,018
Other creditors                                               177,136            226,240
Provisions                                                 20,747,488         12,683,071
Deferred Income Taxes                                               0          1,381,398
Other long-term liabilities                                 7,159,511          6,800,642
MINORITY INTEREST                                                  52             49,897
TOTAL SHAREHOLDERS' EQUITY                                310,452,097        327,318,823
Paid-in capital                                           191,027,986        190,468,880
Revalued capital reserves                                  (1,528,224)          (952,345)
Other reserves                                             22,224,298         31,843,286
Accumulated earnings                                       84,564,528         92,625,700
Net income for the period                                  14,163,509         13,333,302
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                  591,607,066        615,520,902

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME



                                                       For the periods ended March 31
                                                       ------------------------------
                                                             2005            2004
                                                       --------------  --------------
                                                             ThCh$           ThCh$
OPERATING INCOME                                          20,330,253      17,130,594
Gross Margin                                              49,008,482      43,166,308
Net Sales                                                125,450,641     111,574,782
Cost of sales                                            (76,442,159)    (68,408,474)
Administrative and selling expenses                      (28,678,229)    (26,035,714)
NON OPERATING INCOME AND EXPENSE                          (4,215,322)     (1,937,622)
Financial Income                                           4,280,732       3,851,458
Equity in earnings of equity investments                     647,403         224,526
Other non-operating income                                   588,724         128,320
Equity in losses of equity investments                       (28,897)              0
Amortization of goodwill                                  (1,761,816)     (1,757,026)
Financial Expenses                                       (10,725,032)     (8,607,528)
Other non-operating expenses                              (7,053,982)     (2,827,421)
Price level restatement                                       39,733       1,661,766
Foreign exchange gains                                     9,797,813       5,388,283
Income before income taxes and extraordinary items        16,114,931      15,192,972
Income tax expense                                        (1,951,423)     (1,858,725)
Income before minority interest                           14,163,508      13,334,247
Minority interest                                                  1            (945)
NET INCOME                                                14,163,509      13,333,302
NET INCOME FOR THE PERIOD                                 14,163,509      13,333,302

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      For the periods ended March 31
                                                                     --------------------------------
                                                                            2005             2004
                                                                     ---------------   --------------
                                                                           ThCh$             ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES                               25,545,210        31,119,522
Collection of trade receivables                                        183,242,495       173,476,116
Financial income received                                                3,408,855         3,590,523
Dividend & other distributions received                                  1,371,239         1,220,581
Other income received                                                       24,079                 0
Payments to suppliers and personnel                                   (137,157,968)     (118,342,412)
Interest paid                                                           (1,433,341)       (3,319,219)
Income taxes paid                                                       (1,295,987)       (1,363,971)
VAT and other tax payments                                             (22,614,162)      (24,142,096)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    (10,245,657)       (2,706,866)
Borrowings                                                              15,773,141        11,616,158
Paid-out dividends                                                      (3,429,222)       (3,917,437)
Loan payments                                                          (22,576,549)      (10,405,587)
Other financing disbursements                                              (13,027)                0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                    12,140,882        (2,991,150)
Proceeds from sales of property, plant and equipment                       665,593            89,740
Proceeds from sales of other investments                                29,463,655        16,882,210
Additons to property, plant & equipment                                 (6,445,342)       (6,262,274)
Permanent investments                                                            0          (703,786)
Investments in financial instruments                                   (11,543,024)      (12,997,040)
TOTAL NET CASH FOR THE PERIOD                                           27,440,435        25,421,506
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                         1,512,022           137,342
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    28,952,457        25,558,848
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                        26,921,905        42,792,903
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              55,874,362        68,351,751

                        RECONCILIATION OF NET INCOME TO
                                NET CASH FLOWS
                       PROVIDED BY OPERATING ACTIVITIES


                                                                                        For the periods ended March 31
                                                                                        -------------------------------
                                                                                             2005              2004
                                                                                        ---------------  --------------
                                                                                            ThCh$              ThCh$
NET INCOME                                                                                14,163,509         13,333,302
Income on sale of assets:                                                                    (52,363)           110,779
Gain on sale of property, plant and equipment                                                (51,420)           110,779
Gain on sale of investements                                                                    (943)                 0
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                          3,323,353          5,870,423
Depreciation                                                                               7,955,258          8,776,836
Amortization of intangibles                                                                   86,078             96,708
Write-offs and provisions                                                                  4,293,963            298,306
Equity in earnings of equity investments                                                    (647,403)          (224,526)
Equity in losses of equity investments                                                        28,897                  0
Amortization of goodwill                                                                   1,761,816          1,757,026
Price-level restatement                                                                      (39,733)        (1,661,766)
Foreign exchange gains, net                                                               (9,797,813)        (5,388,283)
Other credits to income that do not represent cash flows                                    (317,710)                 0
Other charges to income that do not represent cash flows                                           0          2,216,122
CHANGES IN OPERATING ASSETS                                                               (4,749,985)         8,606,788
(Increase) decrease in trade accounts receivable                                           6,927,931         14,157,304
(Increase) decrease in inventories                                                           615,615            588,645
(Increase) decrease in other assets                                                      (12,293,531)        (6,139,161)
CHANGES IN OPERATING LIABILITIES                                                          12,860,697          3,197,285
Increase (decrease) in accounts payable related to operating income                       (4,541,101)        (7,827,470)
Increase (decrease) in interest payable                                                   13,780,925          4,799,484
Increase (decrease) in income taxes payable                                                  736,897            407,164
Increase (decrease) in other accounts payable related to non-operating income              2,845,135          4,178,208
Increase (decrease) in Valued Added Tax and other similar items                               38,841          1,639,899
Minority interest                                                                                 (1)               945
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 25,545,210         31,119,522



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the "SVS").


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2005 and are compared to the same period in 2004.

b)   General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.2% according to CPI and minor reclassifications have been made.

d)   Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                 Company Name                               Ownership Interest
------------------------------------------     -------------------------------------------------
                                                    March 31, 2005                March 31, 2004
                                               ------------------------           --------------
                                               Direct   Indirect  Total                Total
                                               -------  --------  -----               -------
ABISA CORP S.A.                                   0.00     99.99  99.99                99.99
ANDINA BOTTLING INVESTMENTS S.A.                 99.90      0.09  99.99                99.99
ANDINA INVERSIONES SOCIETARIAS S.A.              99.99      0.00  99.99                99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.             99.90      0.09  99.99                99.99
COMPLEJO INDUSTRIAL PET S.A.                      0.00      0.00   0.00                99.90
EMBOTELLADORA DEL ATLANTICO S.A.                  0.00     99.99  99.99                99.99
ENVASES MULTIPACK S.A.                            5.00     94.99  99.99                99.99
RIO DE JANEIRO REFRESCOS LTDA.                    0.00     99.99  99.99                99.99
SERVICIOS MULTIVENDING LTDA.                     99.90      0.09  99.99                99.99
TRANSPORTE ANDINA REFRESCOS LTDA.                99.90      0.09  99.99                99.99
VITAL S.A.                                        0.00     99.99  99.99                99.99
RJR INVESTMENTS CORP S.A.                         0.00     99.99  99.99                99.99

e)   Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to -0.8% for the period December 1, 2004 to February 28, 2005 (-0.5% for the same period of the previous year).

f)   Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at the end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

                                            2005            2004
                                         -----------    ------------
                                             Ch$            Ch$
Unidades de Fomento           (UF)        17,198.78      16,820.82
United States dollars         (US$)          585.93         616.41
Argentine pesos               (A$)           200.87         215.53
Brazilian Real                (R$)           219.76         211.93

g)   Marketable securities

Marketable securities include investments in mutual funds, valued at the redemption value for each end of period.

h)   Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or its subsidiaries' warehouse. The costs of finished products include all production costs. Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)   Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q)   Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)   Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate using the staff's length of service to their retirement date.

s)   Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them, as of this date there are loans of bottles with and without expiration date. For those loans with date of expiration and in the event that the client does not restitute the totality or part of the bottles and/or cases before the term of expiration, the Company can cash in the totality or part of the cash guarantee, recording this effect in the Operating Results.

For those loans without expiration date, the liability is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's Operating Results. These guarantees are not adjusted for price level restatements

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)   Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)   Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)   Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)   Consolidated statement of cash flows

The Company has defined investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.


NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES
------------------------------

                                         Accounting value for the periods
Type of Instrument                                ended March 31
-------------------------------          --------------------------------
                                               2005             2004
                                         ---------------  ---------------
                                              ThCh$            ThCh$
 Bonds                                      13,894,209       1,525,286
 Mutual funds                                1,418,000       8,803,938
 Investment funds                           28,515,759      20,476,596
 Total Marketeable Securities               43,827,968      30,805,820


                                                  Date                                 Accounting value
Fixed Income                            Purchase         Maturity      Par Value       Amount       Rate    Market Value
--------------------------------       ----------       ----------     ----------    ---------     ------   ------------
                                                                                        ThCh$                   ThCh$
CMPC bond                              31-10-2003       15-06-2005      5,985,336    5,861,596     7,375%     5,866,332
CEMEX credit linked note               18-12-2002       18-12-2005        992,473      992,473     5,850%       992,473
CEMEX credit linked note               24-12-2002       18-12-2005      4,075,405    4,075,405     5,850%     4,075,405
TELEFONOS DE MEXICO S.A. bond          10-12-2001       26-01-2006      2,972,618    2,964,735     8,250%     3,024,947


Investment Funds                                Balance as of March 31, 2005
------------------------------------            ----------------------------
                                                             ThCh$
Citi Institutional Liquid Reserves                        28,515,759
  Limited
Fondo Mutuo Santander                                      1,418,000
Total                                                     29,933,759

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

94.6% of the portfolio of receivables corresponds to the soft drink business and 5.4% to the container business. The receivables had a turnover equivalent to 3.50 times (3.26 times in 2004). The increase of the Other Creditors account corresponds to prepayments made to our sugar suppliers in Chile. Details of receivables are as follows:


                                                                Current
                           ----------------------------------------------------------------------------------
                                                    More than 90 days
                                 Up to 90 days         up to 1 year        Subtotal     Total Current (net)         Long Term
                           ----------------------- ---------------------- -----------  ----------------------  -------------------
                             March 31,   March 31,  March 31,   March 31,   March 31,   March 31,   March 31,   March 31, March 31,
                               2005        2004       2005        2004        2005        2005        2004        2005      2004
                           ----------- ----------  -----------  --------- -----------  ----------  ----------  ---------  --------
                              ThCh$       ThCh$        ThCh$      ThCh$       ThCh$      ThCh$        ThCh$       ThCh$     ThCh$
Trade receivables          24,006,940  19,219,509   1,976,035   2,069,382  25,982,975  24,109,931  21,288,891         0         0
Allowance for doubtful              0           0           0           0   1,873,044           0           0         0         0
  accounts
Notes receivable            6,690,313   6,514,042   1,401,043   1,202,051   8,091,356   6,696,827   7,716,093         0         0
Allowance for doubtful
  accounts                                                                  1,394,529
Other receivables           17,898,057 10,822,685     287,720     254,781  18,185,777  18,076,894  11,077,466    52,231    65,662
Allowance for doubtful
  accounts                                                                    108,883
Total long term receivables                                                                                      52,231    65,662

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a)  Notes and accounts receivable

                    Company                                Short Term                        Long Term
------------------------------------------      -------------------------------   -------------------------------
                                                March 31, 2005   March 31, 2004   March 31, 2005   March 31, 2004
                                                --------------   --------------   --------------   --------------
                                                    ThCh$            ThCh$            ThCh$            ThCh$
COCA COLA DE CHILE S.A.                                   0              0           33,652           51,671
RECOFARMA INDUSTRIA DO AMAZONAS LTDA.               280,317              0                0                0
TOTAL                                               280,317              0           33,652           51,671



b)  Notes and accounts payable

                     Company                                  Short Term                        Long Term
-------------------------------------------        -------------------------------  --------------------------------
                                                   March 31, 2005   March 31, 2004   March 31, 2005   March 31, 2004
                                                   --------------   --------------   --------------   --------------
                                                        ThCh$            ThCh$            ThCh$            ThCh$
COCA COLA DE CHILE S.A.                                911,422        1,615,719                0                0
ENVASES DEL PACIFICO S.A.                              275,669          234,315                0                0
RECOFARMA INDUSTRAS DO AMAZONAS LTDA                         0          980,188                0                0
CERVEJARIAS KAISER S.A.                                141,271          240,585                0                0
ENVASES CMF S.A.                                     2,944,232        2,347,902                0                0
ENVASES CENTRAL S.A.                                   802,383          808,960                0                0
CICAN S.A.                                               5,801                0                0                0
SPBR S.R.L.                                          1,204,968          771,887                0                0
TOTAL                                                6,285,746        6,999,556                0                0

c)  Transactions with related companies were as follows:

                                                                                 March 31, 2005                March 31, 2004
                                                                                 Effect on Income             Effect on Income
                                                                             -----------------------    ---------------------------
                                                                                          ((charge)/                     ((charge)/
    Company                   Relation          Transaction                    Amount       credit)        Amount          credit)
---------------------------  ----------------  ---------------------------   ---------   -----------    ------------    -----------
ENVASES CENTRAL S.A.          Equity investee  Sales of raw materials and      254,339      (4,352)        252,919          9,774
                                                 supplies
-                             -                Finished product purchases    3,496,989           0       3,984,124              0

COCA-COLA DE CHILE S.A.       Shareholder      Concentrate purchases         9,458,204           0       8,949,345              0
                              Related
-                             -                Payement of advertising         925,240    (925,240)        453,026       (453,486)
                                                 participation
                              -                Advertising disbursement        331,304    (331,304)        599,784       (599,784)
-                             -                Water source rental             436,471    (436,471)        502,632       (502,632)

COCA-COLA DE ARGENTINA S.A.   Shareholder      Concentrate purchases                 0           0       4,993,931              0
                              Related
                                               Advertising disbursement        460,351    (460,351)        143,344       (143,344)

ENVASES DEL PACIFICO S.A.     Director in      Purchase of raw materials       201,157           0         188,805              0
                              common

RECOFARMA INDUSTRIAS DO
  AMAZONAS LTDA.              Equity           Concentrate purchases         7,485,471           0       6,717,210              0
                              investee
-                             -                Payement of advertising         596,906    (596,906)      1,299,907     (1,299,907)
                                                 participation

ENVASES CMF S.A.              Equity           Container purchases           3,489,228           0       3,683,970              0
                              investee

SPBR S.R.L.                   Shareholder      Concentrate purchases         5,430,940           0               0              0
                              Related

NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period consisted of the following:

                                        March 31, 2005                                March 31, 2004
                             ---------------------------------------       ----------------------------------------
                                Gross      Obsolescence       Net             Gross      Obsolescence       Net
                                value        provision       Value            value        provision       Value
                             ----------      ----------   ----------       ----------      ----------   -----------
                              ThCh$          ThCh$         ThCh$            ThCh$          ThCh$         ThCh$
Finished products             7,653,228        (45,504)    7,607,724        8,245,367       (149,048)    8,096,319
Products in process              82,876               0       82,876           69,709               0       69,709
Raw Materials                11,793,548       (130,507)   11,663,041       10,618,308        (88,614)   10,529,694
Raw Materials in Transit      1,637,553               0    1,637,553        1,126,313               0    1,126,313
Total                        21,167,205       (176,011)   20,991,194       20,059,697       (237,662)   19,822,035


NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

At March 31, 2005, the Company does not present balances for Accumulated taxable profits with credit.

At March 31, 2004, the Company presented a balance for Accumulated taxable profits in the amount of ThCh$1,159,629 without credit.

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

Deferred income taxes at each end of period were as follows:


                                                             March 31, 2005
                                             -----------------------------------------------
                                                     Assets                Liabilities
                                             ---------------------   -----------------------
                                             Short Term  Long Term   Short Term   Long Term
                                             ----------  ---------   ----------   ---------
                                                ThCh$      ThCh$        ThCh$       ThCh$
  Temporary Differences
  ---------------------
  Allowance for doubtful accounts             435,312      120,401            0           0
  Vacation provision                           87,911            0            0           0
  Depreciation of property, plant &
    equipment                                       0            0      123,608   5,045,668
  Severance indemnities                        40,988            0        5,184     210,339
  Provision for labor & commercial lawsuits         0    3,692,501            0           0
  Tax loss carry-forwards                     660,549   12,830,701            0           0
  Others                                      442,870    2,000,577            0     184,682
  Local bond issue expenses                         0            0            0     192,178
  Social contributions                        237,797    2,539,227            0           0
  Provision for inventory obsolescence        181,962    1,046,012            0           0
  Contingency allowance                             0    1,631,667            0           0
  Guarantee deposits                                0            0            0   2,688,413
  Accrued interest foreign companies                0            0    2,039,346           0
  Others
  ------
  Complementary accounts, net of
    amortization                                    0   (3,912,241)           0  (3,456,612)
  Valuation allowance                               0  (15,046,862)           0           0
  Total                                     2,087,389    4,901,983    2,168,138   4,864,668


                                                             March 31, 2004
                                             -----------------------------------------------
                                                     Assets                Liabilities
                                             ---------------------   -----------------------
                                             Short Term  Long Term   Short Term   Long Term
                                             ----------  ---------   ----------   ---------
                                                ThCh$      ThCh$        ThCh$       ThCh$
  Temporary Differences
  ---------------------
  Allowance for doubtful accounts             533,259       204,808           0            0
  Vacation provision                           94,826             0           0            0
  Depreciation of property, plant &
    equipment                                       0             0     124,229    5,401,213
  Severance indemnities                             0             0           0      549,150
  Provision for labor & commercial lawsuits         0     2,537,702           0            0
  Tax loss carry-forwards                     361,461    17,278,192           0            0
  Others                                      374,793     1,768,971      10,126      207,799
  Local bond issue expenses                         0             0           0      241,628
  Social contributions                        130,125     2,542,859           0            0
  Provision for inventory obsolescence         88,633     1,314,446           0            0
  Contingency allowance                             0     1,203,798           0            0
  Guarantee deposits                                0             0           0    2,588,809
  Accrued interest foreign companies                0             0           0            0
  Others
  ------
  Complementary accounts, net of
    amortization                               (5,928)   (3,872,110)          0   (4,321,215)
  Valuation allowance                               0   (19,692,680)          0            0
  Total                                     1,577,169     3,285,986     134,355    4,667,384

Income tax expense for each year was as follows:

                                                                                   March 31, 2005   March 31, 2004
                                                                                   --------------   --------------
                                                                                        ThCh$           ThCh$
Current tax expense (tax allowance)                                                  (2,577,056)     (1,768,592)
Tax expense adjustment (previous period)                                                416,527               0
Deferred income tax expense/effect over assets or liabilities                        (2,142,040)         74,064
Amortization of deferred income tax asset and liability complementary accounts         (172,045)       (158,957)
Deferred income tax expense/effect over assets or liabilities due to changes
  in the valuation allowance                                                          2,522,992               0

Other charges or credits                                                                    199          (5,240)
Total                                                                                (1,951,423)     (1,858,725)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

The Company had no leasing agreements.


NOTE 10 - OTHER CURRENT ASSETS
------------------------------

Other Current Assets at each end of period was as follows:

                                            March 31, 2005    March 31, 2004
                                            --------------    --------------
                                                 ThCh$            ThCh$
Supplies                                      3,955,185        3,412,178
Accrued interest on long-term bonds           1,285,272        1,420,048
Advertising contracts                           166,519          418,085
Bond placement expenses and discount            354,247          246,784
Cross currency swap effects                   3,110,619          206,940
Repurchase investments                                0       15,719,081
Others                                          203,959          175,694
Total                                         9,075,801       21,598,810


NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile     : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina : Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil    : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu,
            Espirito Santo and Vitoria.

a) Principal components of property, plant and equipment at each end of period are as follows:

                                              Balances at March 31, 2005                 Balances at March 31, 2004
                                       ---------------------------------------- -------------------------------------------
                                                                   Net property,                              Net property,
                                                    Accumulated       plant &                  Accumulated      plant &
                                          Assets    Depreciation     equipment     Assets      Depreciation     equipment
                                       -----------  -------------  ------------ ------------   -------------  -------------
                                           ThCh$        ThCh$          ThCh$        ThCh$         ThCh$           ThCh$
Land                                    12,929,524             0    12,929,524    14,754,884              0     14,754,884
Buildings and improvements              88,126,149   (36,444,156)   51,681,993    96,367,314    (35,346,812)    61,020,502
Machinery and equipment                216,181,986  (161,327,756)   54,854,230   218,106,449   (169,335,769)    48,770,680
Other property, plant and equipment    199,240,602  (169,183,690)   30,056,912   198,801,974   (153,048,348)    45,753,626
Technical reappraisal of property,
  plant & equipment                      1,928,496      (572,407)    1,356,089     1,928,656       (562,810)     1,365,846
Total                                  518,406,757  (367,528,009)  150,878,748   529,959,277   (358,293,739)   171,665,538

b)  Other property, plant and equipment at each end of period were as follows:


                                                                                      Balances at March 31
                                                                               ---------------------------------
                                                                                    2005               2004
                                                                               -------------       -------------
                                                                                   ThCh$               ThCh$
Furniture and tools                                                              29,159,722          23,977,389
Refrigerating equipment, promotional items and other minor assets                55,795,506          59,316,419
Containers                                                                      107,429,309         107,628,866
Other                                                                             6,856,065           7,879,300
Total other property, plant and equipment                                       199,240,602         198,801,974



c) Technical reappraisal of property, plant and equipment at each end of period was as follows:


                                     Balances at March 31, 2005                      Balances at March 31, 2004
                             --------------------------------------------   -----------------------------------------------
                                          Accumulated     Net property,                  Accumulated        Net property,
                               Assets     Depreciation  plant & equipment     Assets     Depreciation     plant & equipment
                             ----------   ------------  -----------------   ----------   ------------     -----------------
                               ThCh$         ThCh$           ThCh$             ThCh$        ThCh$               ThCh$
Land                         1,287,802             0       1,287,802         1,289,085            0           1,289,085
Buildings and improvements     180,292      (118,583)         61,709           178,739     (114,319)             64,420
Machinery and equipment        460,402      (453,824)          6,578           460,832     (448,491)             12,341
Total                        1,928,496      (572,407)      1,356,089         1,928,656     (562,810)          1,365,846



d) Depreciation for the period reflected in the Consolidated Statements of Cash Flow is fully recorded under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no agreements of this type.


NOTE 14 - INVESTMENT IN RELATED COMPANIES
-----------------------------------------

1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

     At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$4,606,132,665, through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series. Embotelladora Andina S.A. subscribed and paid 929,838 shares for a total contribution of ThCh$879,945, holding an ownership interest of 49.91%.

     The investment in Envases Central S.A. is presented with a 48% reduction of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction was ThCh$212,711 (expressed in currency of December 2004). This transaction will be realized once the property is transferred to a third party different from the group.

     The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF.S.A.

     The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina respectively.

2. No liabilities have been designated as hedging instruments for investments abroad.

3. Income likely to be remitted by subsidiaries abroad amounts to US$134.81 million.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                                        Ownership          Equity of           Income (loss)
                                                        Interest           companies           for the period      Accrued income
                                                    ---------------- ----------------------  ------------------  ------------------
                                                     March    March     March      March       March     March   March    March
                              Functional  Number       31,     31,       31,         31,         31,       31,     31,      31,
Company               Country   Currency of Shares    2005    2004      2005        2004        2005      2004    2005     2004
---------------------------------------- ---------  -------- ------- ----------  ----------  ---------  -------  -------  --------
                                                        %       %       ThCh$       ThCh$      ThCh$     ThCh$    ThCh$    ThCh$
ENVASES CMF S.A.      CHILE       Ch$        28,000   50.00   50.00  33,103,127  32,640,157  1,099,072  380,616  385,160   68,065

ENVASES CENTRAL S.A.  CHILE       Ch$     2,429,236   49.91   48.00   4,857,325   3,283,258     25,926  277,196   28,897  140,227

KAIK PARTICIPACOES
  LTDA.               BRAZIL      US$    16,098,919   11.32   11.32   9,967,667  25,425,045  1,590,422   27,862  180,031    3,154

CENTRALLI
  REFRIGERANTES       BRAZIL      US$         3,005   25.00   25.00           -     623,420          -   20,448        -    5,112

CICAN S.A.            ARGENTINA   US$         3,040   15.20   15.20   5,617,170   4,612,100    540,866   52,417   82,212    7,968


                                                      Partic in net income      Unrealized income       Book value of
                                                             (loss)                  (loss)               investment
                                                     -----------------------  --------------------  ----------------------
                                                        March       March       March      March      March        March
                              Functional  Number          31,         31,        31,        31,         31,         31,
Company               Country   Currency of Shares       2005        2004       2005       2004        2005        2004
---------------------------------------- ---------   -----------  ----------  ---------  ---------  ----------  ----------
                                                         ThCh$       ThCh$      ThCh$      ThCh$       ThCh$       ThCh$
ENVASES CMF S.A.      CHILE       Ch$        28,000   16,551,564  16,320,378  1,108,812  1,364,835  15,442,752  14,955,543

ENVASES CENTRAL S.A.  CHILE       Ch$     2,429,236    2,424,291   2,279,749    211,009    211,028   2,213,282   2,068,721

KAIK PARTICIPACOES
  LTDA.               BRAZIL      US$    16,098,919    1,128,309   2,878,039          -          -   1,128,309   2,878,039

CENTRALLI
  REFRIGERANTES       BRAZIL      US$         3,005            -     155,855          -          -           -     155,855

CICAN S.A.            ARGENTINA   US$         3,040      853,810     701,039          -          -     853,810     701,039

TOTAL                                                 20,957,974  22,335,060  1,319,821  1,575,863  19,638,153  20,759,197

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.


NOTE 16 - GOODWILL
------------------

Goodwill at each year end and the amortization during each year were as follows:

                                                March 31, 2005                   March 31, 2004
                                        -------------------------------   --------------------------------
                                         Amortization                     Amortization
                                          during the         Goodwill      during the          Goodwill
Company                                    period            balance         period            balance
-----------------------------------     --------------     ------------   ------------     ---------------
                                           ThCh$              ThCh$           ThCh$              ThCh$
RIO DE JANEIRO REFRESCOS LTDA.             967,452          51,689,399        931,910          50,569,586
EMBOTELLADORA DEL ATLANTICO S.A.           767,433          33,814,812        825,116          39,656,943
VITAL S.A.                                  26,931             711,176              -                   -
TOTAL                                    1,761,816          86,215,387      1,757,026          90,226,529



NOTA 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS
--------------------------------

Other long term assets at each end of period were as follows:

                                                      2005         2004
                                                  ------------ ------------
                                                      ThCh$        ThCh$
Bonds
  Celulosa Arauco S.A.                             13,345,291    9,321,084
  Enap S.A.                                        10,571,917    7,989,783
  Endesa S.A.                                       9,010,176    6,441,226
  Chile Soberano                                    8,455,626    9,143,273
  Telefonos de Mexico S.A.                          7,860,704    5,800,327
  Codelco S.A.                                      6,046,260    3,546,068
  Mexico Soberano                                   5,535,298   10,339,084
  Compania Manufacturera de Papeles
    y Cartones S.A.                                 5,167,807    9,435,361
  Banco Scotiabank Sud Americano                    2,977,951    3,228,336
  Petroleos Mexicanos S.A.                          2,617,136   13,405,265
  Raytheon Company                                  2,383,360            0
  International Paper Company                       2,343,720            0
  Brasil Telecom S.A.                               1,885,045            0
  Alcoa Inc.                                        1,197,148            0
  Banco Santander Santiago S.A.                             0    8,876,795
Time Deposit Deutsche Bank AG.                     48,996,476   53,737,841
CLN Enersis Euros - Deutsche Bank AG.              11,642,499   11,879,993
CLN Endesa        - Deutsche Bank AG.               5,940,627    6,383,507
CLN GMAC          - Deutsche Bank AG.               1,917,255            0
CLN Ford          - Deutsche Bank AG.               1,775,506            0
CLN Cemex         - DeutscheBank AG                         0    4,382,430
Cross Currency Swap                                11,917,546    8,441,680
Judicial Deposits (Brazil)                          3,646,225    2,478,576
Issuance expenses and par value difference          3,387,894    3,767,277
Prepaid expenses                                    1,465,570    2,199,024
Non-operating assets                                  742,111    1,235,041
Recoverable taxes                                      52,540       57,615
Others                                              2,718,493    2,366,539
Total                                             173,600,181  184,456,125

NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

a)  Short-term bank liabilities were as follows:

                                                       Currency or indexation adjustment
                              ------------------------------------------------------------------------------
                                    US Dollars         Other foreign currencies        Non-indexed Ch$                TOTAL
                              -----------------------  ------------------------   --------------------------  ----------------------
                               March 31,   March 31,     March 31,     March 31,     March 31,     March 31,  March 31,    March 31,
Bank                             2005        2004          2005           2004         2005          2004       2005        2004
----------------------------  ----------  -----------  -------------  ----------  -------------  -----------  ---------  -----------
                                 ThCh$       ThCh$         ThCh$          ThCh$        ThCh$         ThCh$      ThCh$       ThCh$
BANCO CHILE                        0               0              0         0        6,062,720         0      6,062,720           0
BANCO RIO                          0               0      3,065,776         0                0         0      3,065,776           0
BANCO HSBC ROBERTS                 0               0      1,019,078         0                0         0      1,019,078           0
BANCO BBVA FRANCES                 0               0      2,043,356         0                0         0      2,043,356           0
BANCO CITIBANK N.A. NY             0       7,018,264              0         0                0         0              0   7,018,264
Others                             0               0              0         0                0         0              0           0
Total                              0       7,018,264      6,128,210         0        6,062,720         0     12,190,930   7,018,264
Principal Due                      0       7,018,264      6,026,020         0        6,000,000         0     12,026,020   7,018,264

Average annual interst rate                                    8.92%                      3.55%
Foreign currency liabilities   50.27%
Local currency liabilities     49.73%


b)  Long term bank liabilities current portion:

                                                         Currency or Indexation Adjustment
                                   --------------------------------------------------------------
                                             US Dollars               Other foreign currencies                TOTAL
                                   ------------------------------  ------------------------------  ------------------------------
Bank or Financial Institution      March 31, 2005  March 31, 2004  March 31, 2005  March 31, 2004  March 31, 2005  March 31, 2004
---------------------------------  --------------  --------------  --------------  --------------  --------------  --------------
                                       ThCh$           ThCh$           ThCh$            ThCh$           ThCh$           ThCh$
BANCO BOSTON                                 0                0         171,098         163,434         171,098          163,434
BANCO ITAU                                   0                0         267,398         350,265         267,398          350,265
BANCO SANTANDER                              0                0         318,381         301,373         318,381          301,373
DEXIA BANK BELGIUM                   1,931,800        2,067,893               0               0       1,931,800        2,067,893
BANCO BRADESCO                               0                0               0          44,062               0           44,062
Others                                       0                0               0               0               0                0
TOTAL                                1,931,800        2,067,893         756,877         859,134       2,688,677        2,927,027
Principal Due                       46,874,400       50,397,682         745,114         849,030      47,619,514       51,246,712

Annual average interest rate               6.51%            6.51%         13.52%          13.51%

Foreign currency liabilities (%)          50.27
Local currency liabilities (%)            49.73

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.


NOTE 21 - LONG-TERM BANK LIABILITIES
------------------------------------

Long-term bank liabilities were as follows:


                                            Years to Maturity
                                         ------------------------
                                                                         Total                             Total
Bank or Financial                         More than     More than     long term at    Average annual    long term at
Institution                 Currency      1 up to 2     2 up to 3    March 31, 2005    interest rate   March 31, 2004
---------------------------------------  ------------  -----------  ----------------  --------------  ----------------
                                             ThCh$         ThCh$           ThCh$                            ThCh$
BANCO BOSTON                 Other           116,359       11,559          127,918          13.50%          284,816
BANCO SANTANDER              Other           355,849      366,160          722,009          13.53%        1,055,522
DEXIA BANK BELGIUM           US$          46,874,400            0       46,874,400           6.51%       50,397,682
BANCO ITAU                   Other                 0            0                0                          340,272
TOTAL                                     47,346,608      377,719       47,724,327                       52,078,292

Foreign currency liabilities(%) 100.00


NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

1.  Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :    Rating according to Fitch Ratings
BBB+     :    Rating according to Standard & Poor's


BONDS ISSUED IN THE LOCAL MARKET

AA-      :    Rating according to Fitch Ratings
AA       :    Rating according to Feller & Rate


2.  Bond repurchases.

During 2000, 2001 and 2002 Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.  Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2007 and semiannual interest payments. At March 31, 2005, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:


                                                                                                        Par value
                                                                                                  ---------------------
                                                                                                                         Placement
Instrument subscription           Nominal            Interest  Maturity   Interest   Amortization  March 31,  March 31,  in Chile
or ID No.                 Series   Value    Currency   Rate     date        paid        period        2005      2004     or abroad
------------------------- ------ ---------- -------- -------- ---------- ----------- ------------ ----------  ---------  ----------
Current portion of
  bonds payable
Interests                    A   32.076.000    US$      7%    October 1, HALF YEARLY   10 YEARS      657,801     707,243  FOREIGN
                                                                2007
Interests                    B    4.000.000    US$   7.63%    October 1, HALF YEARLY   30 YEARS       89,354      96,070  FOREIGN
                                                                2027
Principal and Interests      B    2.310.000    UF    6.20%    June 1,    HALF YEARLY   JUN.2005   15,943,650  16,167,282  CHILE
                                                                2008
Interests                    B    3.700.000    UF    6.50%    June 1,    HALF YEARLY   DEC.2009    1,357,064   1,356,440  CHILE
                                                                2026
Total current maturities                                                                          18,047,869  18,327,035


Long term portion of
  bonds payable
YANKEE BONDS                 A   32.076.000    US$      7%    October 1, HALF YEARLY   10 YEARS   18,794,291  20,206,950  FOREIGN
                                                                2007
YANKEE BONDS                 B    4.000.000    US$   7.63%    October 1, HALF YEARLY   30 YEARS    2,343,720   2,519,884  FOREIGN
                                                                2027
Register 254 SVS
  June 13, 2001              A    2.310.000    UF    6.20%    June 1,    HALF YEARLY   JUN.2005   24,594,256  35,928,935  CHILE
                                                                2008
Register 254 SVS
  June 13, 2001              B    3.700.000    UF    6.50%    June 1,    HALF YEARLY   DEC.2009   63,635,486  63,606,249  CHILE
                                                                2026
Total long term                                                                                  109,367,753 122,262,018


NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each end of period were as follows:

                                                            Short Term                                   Long Term
                                                ------------------------------------      --------------------------------------
                                                    2005                   2004                 2005                   2004
                                                --------------      ----------------      ---------------       ----------------
                                                   ThCh$                  ThCh$                ThCh$                  ThCh$
Staff severance indemnities                       296,471                176,053             4,938,145              2,333,554
Contingencias                                      77,091                      0             8,189,462              5,591,765
Taxation on banking transactions &
  social contribution(Brazil)                           0                      0             6,402,526              4,757,752
Others                                              2,129                      0             1,217,355                      0
      TOTAL                                       375,691                176,053            20,747,488             12,683,071

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                    2005            2004
                                ------------   --------------
                                     ThCh$          ThCh$
Beginning balance                 2,717,218      2,516,452
Provision for the period          2,554,200         40,472
Payments                           (36,802)       (47,317)
Ending balance                    5,234,616      2,509,607



NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.


NOTE 26 - MINORITY INTEREST
---------------------------

                                               2005              2004
                                          -------------      --------------
LIABILITIES                                    ThCh$             ThCh$

    Andina Inversiones Societarias S.A.         52              49,897


                                               2005              2004
                                          -------------      --------------
INCOME STATEMENT                               ThCh$             ThCh$

    Andina Inversiones Societarias S.A.          1               (945)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

a)  Movements in shareholders' equity were as follows:

                                                     March 31, 2005
                         ------------------------------------------------------------------------------
                          Paid in     Reserve        Other     Accumulated    Interim      Net Income
                           Capital    Capital       Reserves      Income     Dividends
                                      Revalued
                         -----------  ----------  -----------  ----------  -------------  -------------
                            ThCh$       ThCh$         ThCh$        ThCh$       ThCh$          ThCh$
Beginning balance        191,027,986           0   14,574,144   56,671,256  (11,583,482)   40,158,726
Distribution of                    0           0            0   28,575,244   11,583,482   (40,158,726)
  prior-year income
Translation adjustment             0           0    7,766,748            0            0             0
  reserve
Capital revalued                   0  (1,528,224)    (116,594)    (681,972)           0             0
Income for the period              0           0            0            0            0    14,163,509
Ending balance           191,027,986  (1,528,224)  22,224,298   84,564,528            0    14,163,509
Price-level restated
  balances


                                                     March 31, 2004
                         ------------------------------------------------------------------------------
                          Paid in     Reserve        Other     Accumulated    Interim      Net Income
                           Capital    Capital       Reserves      Income     Dividends
                                      Revalued
                         -----------  ----------  -----------  ----------  -------------  -------------
                            ThCh$       ThCh$         ThCh$        ThCh$       ThCh$           ThCh$
Beginning balance        186,368,767           0   25,478,595   86,808,880  (11,476,192)   15,754,549
Distribution of                    0           0            0    4,278,357   11,476,192   (15,754,549)
  prior-year income
Translation adjustment             0           0    5,806,611            0            0             0
  reserve
Capital revalued                   0    (931,844)    (127,392)    (455,437)           0             0
Income for the period              0           0            0            0            0    13,046,284
Ending balance           186,368,767    (931,844)  31,157,814   90,631,800            0    13,046,284
Price-level restated
  balances               190,468,880    (952,345)  31,843,286   92,625,700            0    13,333,302

b)  Number of shares:

Series         Subscribed Shares     Paid in shares   Number of shares with
                                                          voting rights
------         -----------------     --------------   ---------------------
  A               380,137,271          380,137,271        380,137,271
  B               380,137,271          380,137,271        380,137,271


c)   Capital:

Series         Subscribed Capital         Paid in Capital
------         ------------------         ---------------
                     ThCh$                      ThCh$
  A                94,749,881                94,749,881
  B                94,749,881                94,749,881


d)   Other reserves:

Other reserves at each end of period were as follows:

                                                       2005            2004
                                                    -----------     -----------
                                                       ThCh$           ThCh$
Reserve for cumulative translation adjustments(1)    21,277,989     30,879,104
Reserve for technical reappraisal of property,
  plant and equipment                                   157,619        158,632
Other                                                   788,690        805,550
Total                                                22,224,298     31,843,286
_______________

(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.


The activity in the Reserve for cumulative translation adjustments was as follows:


                                Foreign exchange generated during the period
                                ---------------------------------------------
                                    Balance                       Balance
Subsidiary                      January 1, 2005  Investment    March 31, 2005
------------------------------- ---------------  ----------    --------------
                                     ThCh$          ThCh$          ThCh$
Rio de Janeiro Refrescos Ltda.      7,636,858     5,179,962      12,816,820
Embotelladora del Atlantico S.A.    5,874,384     2,586,785       8,461,169
Total                              13,511,242     7,766,747      21,277,989

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                         2005         2004
                                                                    ------------  ------------
                                                                         ThCh$        ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment                          168,297       89,559
Other income                                                           102,717       38,761


Sub total                                                              271,014      128,320
Translation of Financial Statements (1)                                317,710            0
     Total                                                             588,724      128,320

Other non-operating expenses during the period was as follows:

Provision for labor and comercial lawsuits                            (115,282)     (72,822)
Loss on sale of property, plant and equipment                         (116,877)    (230,878)
Obsolescence and write-offs of property, plant and equipment        (3,956,360)     (13,262)
Provision loss of investment in Centralli                              (14,965)     (14,550)
Staff severance indemnities                                         (2,732,892)      (1,412)
Others                                                                (117,606)    (278,375)
     Sub Total                                                      (7,053,982)    (611,299)
Translation of financial statements(1)                                       0   (2,216,122)
     Total                                                          (7,053,982)  (2,827,421)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin
    No. 64 issued by the Chilean Institute of Accountants

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

Price-level restatement for each end of period was as follows:

                                                                                     March 31, 2005           March 31, 2004
                                                                                     --------------           --------------
                                                                                          ThCh$                   ThCh$
Assets -  (charges)/credits                                    Index
Inventories                                                     IPC                          82,835                 (150,140)
Property, plant and equipment                                   IPC                        (559,214)                (349,486)
Investments in related companies                                IPC                      (1,206,497)                (885,028)
Cash, Time Deposits, Marketable Securities                      IPC                         (34,703)                 (34,300)
Trade Accounts Receivable, Notes Receivable, Other Receivables  UF                           (1,113)                       0
Trade Accounts Receivable, Notes Receivable, Other Receivables  IPC                            (466)                  (1,395)
Notes receivable related companies                              IPC                        (345,049)                (230,860)
Recoverable taxes                                               IPC                          (4,008)                    (668)
Deferred Income Taxes                                           IPC                           3,757                        0
Other current assets                                            UF                                0                  (15,166)
Other current assets                                            IPC                         (10,799)                 (27,430)
Goodwill                                                        IPC                         (10,769)                       0
Other long term assets                                          UF                          (14,592)                       0
Other long term assets                                          IPC                      (1,106,372)                 152,215
Other non monetary assets                                                                         0                        0
Costs and Expenses accounts                                     IPC                         (79,936)                 (31,966)
Total (charges)/credits                                                                  (3,286,926)              (1,574,224)

Liabilities - (charges)/credits
Shareholders' equity                                            IPC                       2,326,790                1,547,998
Short and long term bonds payable                               UF                          708,540                  673,974
Short and long term bonds payable                               IPC                         207,505                  154,582
Short term notes payable related companies                      IPC                               0                  796,722
Other current liabilities                                       IPC                           8,473                   23,341
Other long term liabilities                                     IPC                         (30,907)                  30,972
Non monetary liabilities                                                                          0                        0
Income accounts                                                 IPC                         106,258                    8,401
Total (charges) credits                                                                   3,326,659                3,235,990
Price-level restatement (loss) gain                                                          39,733                1,661,766

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------

                                                     Currency          March 31, 2005    March 31, 2004
----------------------------------------------------------------       --------------    --------------
Assets - (charges)/credits
Cash                                                    US$                  34,249         (10,939)
Marketable securities                                   US$                 (80,458)        122,587
Other receivables                                       US$                   3,382          38,191
Short term notes and accounts receivable related        US$               2,493,067       1,996,979
companies
 Inventories                                            US$                  38,105          25,987
 Other current assets                                   US$                  82,059         505,374
Property, plant and equipment                           US$                     (22)            431
Investments in other companies                          US$                       0          94,003
Other assets                                            US$               8,669,252       4,113,866
Total (charges) credits                                 US$              11,239,634       6,886,479

Liabilities - (Charges) / credits
Bonds payable                                           US$                (246,813)       (296,970)
Accounts payable                                        US$                  (2,951)        (29,186)
Provisions                                              US$                       0        (251,124)
Other current liabilities                               US$                       0          12,410
Bonds payable-long term                                 US$              (1,190,118)       (947,257)
Other liabilities                                       US$                  (1,939)         13,931
Total (charges) credits                                 US$              (1,441,821)     (1,498,196)
Foreign exchange gain (loss) on income                                    9,797,813       5,388,283


NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2005 and 2004.


NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$1,266,803. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2005 amounted to ThCh$40,029 (ThCh$40,029 in 2004).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at March 31, 2005 were as follows:

                                                                                               Hedged item or transaction
                                                                                           ---------------------------------------
                                                                              Position
    Derivative  Contract     Value     Maturity Period   Specific Item      purchase/sale  Concept                       Amount
    ----------  --------  ----------   ----------------  -----------------  -------------  --------------------------  ------------
                             ThCh$                                                                                        ThCh$
[A] SWAP        CCPE       5,986,536   II Quarter 2005   US$ Exchange rate       S         Long term bonds US$          7,133,100
[B] SWAP        CCPE      29,507,500   II Quarter 2005   US$ Exchange rate       S         Cash                        29,484,000
[C] SWAP        CCPE       5,067,878   IV Quarter 2005   US$ Exchange rate       S         Long term bonds US$          6,496,172
[D] SWAP        CCPE       2,971,947   I Quarter 2006    US$ Exchange rate       S         Long term bonds US$          3,609,383
[E] SWAP        CCPE       2,938,927   I Quarter 2007    US$ Exchange rate       S         Long term bonds US$          3,718,120
[F] SWAP        CCPE       2,940,453   III Quarter 2007  US$ Exchange rate       S         Long term bonds US$          3,499,387
[G] SWAP        CCPE      45,241,853   IV Quarter 2007   US$ Exchange rate       S         Long term bonds US$         47,599,704
[H] SWAP        CCPE       8,815,317   I Quarter 2008    US$ Exchange rate       S         Long term bonds US$         10,456,161
[I] SWAP        CCPE       9,129,969   II Quarter 2008   US$ Exchange rate       S         Long term bonds US$         10,731,134
[J] SWAP        CCPE      14,385,537   III Quarter 2008  US$ Exchange rate       S         Long term bonds US$         17,227,178
[K] SWAP        CCPE       5,936,081   I Quarter 2013    US$ Exchange rate       S         Long term bonds US$          7,260,554
[L] FR          CCTE       6,514,350   II Quarter 2005   US$ Exchange rate       P         Suppliers foreign currency           0
[M] FR          CCTE       1,718,072   II Quarter 2005   US$ Exchange rate       S         Suppliers foreign currency           0
[N] FR          CCTE       6,463,758   III Quarter 2005  US$ Exchange rate       P         Suppliers foreign currency           0
[O] FR          CCTE       2,235,580   III Quarter 2005  US$ Exchange rate       S         Suppliers foreign currency           0
[P] FR          CCTE       6,530,613   IV Quarter 2005   US$ Exchange rate       P         Suppliers foreign currency           0
[Q] FR          CCTE       2,138,496   IV Quarter 2005   US$ Exchange rate       S         Suppliers foreign currency           0


                                            Effect on Assets/liabilities                          Effect on Income
                              ------------------------------------------------------    ---------------------------------
    Derivative  Hedged item                    Item                      Amount             Realized        Unrealized
                   value
    ----------  -----------   ------------------------------------  ----------------    --------------     --------------
                   ThCh$                                                  ThCh$              ThCh$
[A] SWAP          5,987,632   Other Current and Long Term Assets       1,326,993            (317,411)
[B] SWAP         29,296,500   Other Current Assets and Liabilities       223,860             223,860
[C] SWAP          5,389,759   Other Current and Long Term Assets       1,123,520            (273,994)
[D] SWAP          3,007,704   Other Current and Long Term Assets         660,105            (184,398)
[E] SWAP          2,987,229   Other Current and Long Term Assets         655,205            (186,141)
[F] SWAP          2,936,910   Other Current and Long Term Assets         654,724            (189,098)
[G] SWAP         45,208,162   Other Current and Long Term Assets       2,183,088          (2,546,589)
[H] SWAP          8,796,385   Other Current and Long Term Assets       1,964,215            (549,180)
[I] SWAP          8,945,507   Other Current and Long Term Assets       2,031,631            (465,192)
[J] SWAP         14,488,993   Other Current and Long Term Assets       3,112,099            (875,068)
[K] SWAP          6,131,031   Other Current and Long Term Assets       1,316,583            (361,653)
[L] FR                    0   Other Current Assets and Liabilities        78,714                   0           78,714
[M] FR                    0   Other Current Assets and Liabilities        20,775                   0          (20,775)
[N] FR                    0   Other Current Assets and Liabilities        73,168                   0           73,168
[O] FR                    0   Other Current Assets and Liabilities        25,297                   0          (25,297)
[P] FR                    0   Other Current Assets and Liabilities        65,232                   0           65,232
[Q] FR                    0   Other Current Assets and Liabilities        21,436                   0          (21,436)

NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a.  Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,962,536. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) RJR faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$6,226,926. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$77,091. In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.   Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt includes; (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes,
(iv) current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, deliver or dispose of to a third party its geographic zone denominated the "Metropolitan Region" as the territory currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company in accordance with the respective bottler agreement or license, renewable from time to time.

Andina shall not lose, sell, deliver or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.  Direct guarantees

Guarantees at March 31, 2005 were as follows:

                                                                                                        Balances pending
                                                  Debtor                    Assets involved             at end of period
                                ---------------------------------------  -----------------------   ------------------------
                                                              Type of                 Book          March 31,    March 31,
Guarantee creditor              Name              Relation    guarantee  Type         value           2005         2004
------------------------------  ----------------  ----------  ---------  -----------  ----------   -----------  -----------
UNIAO FEDERAL                   RIO DE JANEIRO
                                 REFRESCOS LTDA   Subsidiary  Mortgage   Warehouse        65,224       60,544       277

PODER JUDICIARIO                RIO DE JANEIRO
                                 REFRESCOS LTDA   Subsidiary  Judicial   Judicial      6,520,466            0         0
                                                              Deposit    Deposit
STATE OF RIO DE JANEIRO         RIO DE JANEIRO
                                 REFRESCOS LTDA.  Subsidiary  Judicial   Real Estate  13,195,857    8,924,432         0
                                                              Deposit

ADUANA DE BUENOS AIRES/CUSTOMS  EMBOTELLADORA
                                 DEL ATLANTICO    Subsidiary  Guarantee  Inventories   3,954,073            0         0

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at March 31, 2005 were as follows:

         Guarantor              Type of Guarantee        Amount       Currency     Transaction
------------------------------  -----------------------  -----------  ------------ ---------------------------------
CONFAB                          Mortgage                 30,000,000    US$             Purchase of Rio de Janeiro
                                                                                           Refrescos Ltda.
Loss, Juan Nelson               Mortgage                    250,000    US$                Distributor Credit
Gonzalez Jesus                  Mortgage                     35,000    US$                Distributor Credit
Casa, Elio                      Mortgage                    120,000     A$                Distributor Credit
Lopez, Nicanor                  Mortgage                     63,000     A$                Distributor Credit
Dean Funes Refrescos            Mortgage                     60,000     A$                Distributor Credit
Lopez, Hnos                     Mortgage                     60,000     A$                Distributor Credit
Bachiecca, Ruben                Mortgage                     50,000     A$                Distributor Credit
Cruz del Eje Refrescos          Mortgage                     50,000     A$                Distributor Credit
Romagnoli, Daniel               Mortgage                     50,000     A$                Distributor Credit
Ismael Hermanos                 Mortgage                     49,000     A$                Distributor Credit
Tahan, Julio e Hijos            Mortgage                     25,000     A$                Distributor Credit
Distribuidores de Area          Mortgage / Pledge         2,805,866    US$                Distributor Credit
Destur S.A.                     Policy                       60,000    US$               Advertising Agreement
Soc.Rest.Tuesday                Policy                       45,000    US$               Advertising Agreement
Soc. de Restaurantes Tuesday    Policy                       30,000    US$               Advertising Agreement
Tuesday Ltda.                   Policy                       30,000    US$               Advertising Agreement
Tuesday Ltda.                   Policy                       30,000    US$               Advertising Agreement
Soc.Las Nipas                   Policy                        6,971    U.F.              Advertising Agreement
Soc.Com.Itahue Ltda.            Policy                        5,000    U.F.              Advertising Agreement
Soc. Administradora Plaza Cent. Policy                        3,076    U.F.              Advertising Agreement
Mateos S.A.                     Policy                        2,743    U.F.              Advertising Agreement
Comercial Cafe Mokka            Policy                        2,000    U.F.              Advertising Agreement
Santa Martina S.A.              Policy                        1,787    U.F.              Advertising Agreement
Com.Prod.Alimenticio            Policy                        1,600    U.F.              Advertising Agreement
Est. Servicio Ruta 86           Policy                        1,534    U.F.              Advertising Agreement
Servicios Bravissimo            Policy                        1,533    U.F.              Advertising Agreement
Rupanco Limitada                Policy                        1,270    U.F.              Advertising Agreement
Soc. de Restaurantes Tuesday    Policy                        1,000    U.F.              Advertising Agreement
Menu Express                    Policy                          947    U.F.              Advertising Agreement
C.CH. De la Construccion        Policy                          912    U.F.              Advertising Agreement
Johnson Comunicaciones          Policy                          890    U.F.              Advertising Agreement
Esteban Riego                   Guarantee                    18,000    US$                     Supplier
RJ FEIJOO                       Guarantee                   261,417     A$                     Supplier
Ingenieria & Packaging          Guarantee                   135,326     A$                     Supplier
CONSTRUCCIONES ESP.CBA.         Guarantee                   132,859     A$                     Supplier
Esteban Riego                   Guarantee                    55,885     A$                     Supplier
IC CONSTRUCCIONES               Guarantee                    43,672     A$                     Supplier
R.C. IN SRL                     Guarantee                     5,578     A$                     Supplier
Empresa KHS                     Receipt                     214,800    US$          Guarantee on machinery acquired
Empresa KHS                     Receipt                      75,100    US$          Guarantee on machinery acquired
Eulen Seguridad S.A.            Receipt                       1,000    U.F.                Service Agreement
Iansagro S.A.                   Deposit Certificate       9,691,427   ThCh$                    Warrants
Iansagro S.A.                   Deposit Certificate          33,323   ThCh$                    Warrants
Balthus Vitacura                Promissory Note               1,000    U.F.              Advertising Agreement
Russel W. Coffin                Letter of Credit         33,131,889    US$     Purchase of Nitvitgov Refrigerantes S.A.
Several Clients                 Deposit                     576,888    US$               Guarantee on bottles

NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

a. Assets at each end of period were composed of local and foreign currencies as follows:

                                                                                        March 31, 2005         March 31, 2004
                                                      Currency                               Amount                 Amount
                                                      --------------------------        --------------         --------------
Current Assets
Cash                                                  Non-Indexed Ch$                       3,020,477              3,191,691
-                                                     US$                                   7,723,954              9,010,692
-                                                     AR$                                   2,745,191                582,479
-                                                     R$                                    2,649,822              1,856,229
Time Deposits                                         AR$                                         143                    156
-                                                     R$                                    8,183,379              8,710,889
-                                                     Non-Indexed Ch$                       1,573,255                      0
-                                                     US$                                      44,382                      0
Marketeable Securities                                Non-Indexed Ch$                       1,418,000              8,803,938
-                                                     US$                                  42,409,968             22,001,882
Trade accounts receivable                             Non-Indexed Ch$                      13,972,738             12,977,824
-                                                     US$                                       8,299                831,037
-                                                     AR$                                   3,079,542              1,443,860
-                                                     R$                                    7,049,352              6,036,170
Notes receivable                                      Non-Indexed Ch$                       5,017,690              6,096,052
-                                                     AR$                                     342,404                250,071
-                                                     R$                                    1,336,733              1,369,970
Other receivables                                     Non-Indexed Ch$                      11,851,313              4,349,640
-                                                     US$                                     550,610                745,218
-                                                     AR$                                   1,055,255                338,756
-                                                     R$                                    4,619,716              5,643,852
Notes receivable from related companies               AR$                                     280,317                      0
Inventories                                           Non-Indexed Ch$                       4,400,783              4,986,405
-                                                     US$                                     320,598              4,680,933
-                                                     AR$                                  10,503,333              3,736,867
-                                                     R$                                    5,766,480              6,417,830
Recoverable taxes                                     Non-Indexed Ch$                       3,086,198                568,693
-                                                     AR$                                   1,184,629              1,820,385
-                                                     R$                                    5,387,736              5,086,102
Prepaid expenses                                      Non-Indexed Ch$                       1,675,847              1,571,725
-                                                     US$                                     192,861                124,993
-                                                     AR$                                      47,175                142,567
-                                                     R$                                      303,267                935,874
Deferred Income taxes                                 Non-Indexed Ch$                               0                631,840
-                                                     AR$                                           0                  5,480
-                                                     R$                                            0                805,494
Other current assets                                  Non-Indexed Ch$                       1,601,912             17,536,705
-                                                     US$                                   5,279,105              2,343,547
-                                                     AR$                                   1,225,724              1,169,949
-                                                     R$                                      969,060                548,609

Property, plant and equipment
Property, plant and equipment                         Non-Indexed Ch$                      65,304,249             63,865,615
-                                                     US$                                  85,574,499            107,799,923

Other assets
Investment in related companies                       Indexed Ch$                          17,585,025             19,642,080
-                                                     US$                                     853,810                701,038
-                                                     R$                                    1,199,318                416,079
Investment in other companies                         US$                                      54,645                646,434
Goodwill                                              Non-Indexed Ch$                         711,176                      0
-                                                     US$                                  85,504,211             90,226,529
Long term debtors                                     AR$                                      52,231                 65,662
Notes receivable related companies                    Indexed Ch$                              33,652                 51,671
Intangibles                                           US$                                     467,669              3,037,318
Amortization                                          US$                                   (248,163)            (2,741,976)
Others                                                Non-Indexed Ch$                       4,687,492             17,339,857
-                                                     US$                                 139,570,039            150,308,911
-                                                     AR$                                           0              1,467,341
-                                                     R$                                   17,700,151              3,460,023
-                                                     EURO                                 11,642,499             11,879,993
Deferred Income taxes                                 AR$                                      37,315                      0
Total Assets                                          Non-Indexed Ch$                     118,321,130            141,919,985
                                                      US$                                 368,306,487            389,716,479
                                                      AR$                                  20,553,259             11,023,573
                                                      R$                                   55,165,014             41,287,121
                                                      Indexed Ch$                          17,618,677             19,693,751
                                                      Euro                                 11,642,499             11,879,993

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:

                                 Currency                      Up to 90 days                      90 days to 1 year
                                 ---------------- -------------------------------------- ------------------------------------
                                                     March 31, 2005     March 31, 2004     March 31, 2005    March 31, 2004
                                                  ------------------- ------------------ ----------------- ------------------
                                                     Amount     Int.      Amount   Int.     Amount   Int.     Amount     Int.
                                                                Rate               Rate              Rate                Rate
                                                  -----------  -----  ----------- -----  ----------  -----  ----------  -------
                                                     ThCh$                ThCh$             ThCh$             ThCh$
Short term bank liabilities      Non-indexed Ch$   6,062,720   3.36%           0                  0                  0
-                                US$                       0           7,018,264   5.10%          0                  0
-                                AR$                       0                   0          6,128,210   8.90%          0
Current portion of long term
bank liabilities                 Non-indexed Ch$           0                   0                  0                  0
-                                Indexed Ch$               0                   0                  0                  0
-                                US$                       0                   0          1,931,800   6.50%   2,067,893    6.50%
-                                R$                        0                   0            756,877  13.51%     859,134   13.51%
Current portion of bonds payable Indexed Ch$      17,300,714   6.40%  17,523,722   6.40%          0                  0
-                                US$                 747,155   7.10%     803,313   7.10%          0                  0
Dividends payable                Non-indexed Ch$   2,734,193             118,164                  0                  0
Accounts payable                 Non-indexed Ch$  16,843,177          23,027,948                  0                  0
-                                US$               1,717,072           4,798,782                  0              1,744
-                                AR$               5,741,680           4,008,838             11,271                  0
-                                R$                7,550,804           5,101,048                  0                  0
-                                Other currencies        238                   0                  0                  0
Other creditors                  US$                 357,414                   0                  0                  0
-                                AR$                  54,321              45,978             29,412             72,209
-                                R$                2,733,737           4,388,831                  0                  0
Notes and accounts payable       Non-indexed Ch$   4,933,706           3,391,178                  0                  0
related companies
-                                US$               1,210,769                   0                  0          1,615,719
-                                AR$                       0             771,887                  0                  0
-                                R$                        0                   0            141,271          1,220,772
Provisions                       Non-indexed Ch$     375,530                   0                  0            176,053
-                                Indexed Ch$               0                   0                  0                  0
-                                AR$                     161                   0                  0                  0
Withholdings                     Non-indexed Ch$   5,610,852           3,940,209                  0                  0
-                                US$                 171,410                   0                  0                  0
-                                AR$               2,645,227           4,833,426                  0                  0
-                                R$                        0           2,158,782          2,365,577                  0
Income taxes                     Non-indexed Ch$   3,836,351             564,131                  0          2,943,080
-                                AR$                       0           1,204,667          1,119,474             25,793
-                                R$                        0                   0            768,178                  0
Unearned Income                  Non-indexed Ch$       8,652              38,956                  0                  0
-                                US$               2,000,000                   0                  0                  0
Deferred Taxes                   AR$                       0                   0             80,749                  0
Other current liabilities        Non-indexed Ch$      10,000                   0                  0                  0
Total Current Liabilities        Non-indexed Ch$  40,415,181          31,080,586                  0          3,119,133
                                 US$               6,203,820          12,620,359          1,931,800          3,685,356
                                 AR$               8,441,389          10,864,796          7,369,116             98,002
                                 Indexed Ch$      17,300,714          17,523,722                  0                  0
                                 R$               10,284,541          11,648,661          4,031,903          2,079,906
                                 Other currencies        238                   0                  0                  0

c.1) Long-term liabilities at March 31, 2005 were composed of local and foreign currencies as follows:

Caption              Currency            1 to 3 years         3 to 5 years          5 to 10 years         Over 10 years
------------------------------------  -------------------  ------------------  ----------------------  --------------------
                                      Amount     Average    Amount   Average     Amount      Average    Amount     Average
                                                int rate             int rate               int rate              int rate
                                      --------- ---------  --------- --------  ------------ ---------  ---------- ---------
                                       ThCh$                 ThCh$                ThCh$                  ThCh$
Long term bank       US$             46,874,400   6.51%            0                     0                     0
liabiities
-                    R$                 849,927  13.52%            0                     0                     0
Bonds payable        UF              18,918,660   6.20%    5,675,597   6.20%    20,587,951    6.50%    43,047,534   6.50%
-                    US$             18,794,291   7.00%            0                     0              2,343,720   7.63%
Other creditors      AR$                 74,090                    0                     0                     0
-                    R$                       0               68,697                34,349                     0
Provisions           Non-indexed Ch$    498,832                    0                     0                42,869
-                    AR$              3,179,891                    0                     0                     0
-                    R$              12,629,452                    0                     0             4,396,444
Other Liabilities    Non-indexed Ch$          0                    0             4,157,004                     0
-                    AR$                      0              192,392             1,731,526                     0
-                    R$               1,078,589                    0                     0                     0

Total Long Term      US$             65,668,691                    0                     0             2,343,720
Liabilities
                     R$              14,557,968               68,697                34,349             4,396,444
                     UF              18,918,660            5,675,597            20,587,951            43,047,534
                     AR$              3,253,981              192,392             1,731,526                     0
                     Non-indexed Ch$    498,832                    0             4,157,004                42,869

c.2) Long-term liabilities at March 31, 2004 were composed of local and foreign currencies as follows:

Caption              Currency         1 to 3 years           3 to 5 years          5 to 10 years         Over 10 years
--------------------------------  --------------------  --------------------   -------------------  ----------------------
                                   Amount    Average     Amount      Average    Amount    Average     Amount      Average
                                             int rate               int rate              int rate               int rate
                                  ---------- ---------  ----------- --------   ---------- --------  ------------ ---------
                                   ThCh$                 ThCh$                  ThCh$                 ThCh$
Long term bank      US$           50,397,681   6.51%              0                      0                   0
liablities
-                   R$               596,783  14.40%      1,083,828  15.60%              0                   0
Bonds payable       UF            18,909,966   6.20%     17,018,969   6.20%     16,836,948  6.50%    46,769,301     6.50%
-                   US$                    0             20,206,950   7.00%              0            2,519,884     7.63%
Other creditors     R$               113,243                 75,332                 37,665                    0
Provisions          Non-indexed      509,232                      0                      0            3,159,070
                    Ch$
-                   US$            1,574,928                      0                      0                    0
-                   AR$              597,609                      0                      0                    0
-                   R$             6,842,232                      0                      0                    0
Deferred Income     Non-indexed            0                      0                      0            1,381,398
taxes               Ch$
Other Liabilities   Non-indexed      406,044                      0              4,646,293                    0
                    Ch$
-                   AR$              151,530                      0              1,596,775                    0

Total Long Term     US$           51,972,609             20,206,950                      0            2,519,884
Liabilities
                    R$             7,552,258              1,159,160                 37,665                    0
                    UF            18,909,966             17,018,969             16,836,948           46,769,301
                    Non-indexed      915,276                      0              4,646,293            4,540,468
                    Ch$
                    AR$              749,139                      0              1,596,775                    0

NOTE 38 - PENALTIES
-------------------

The Company has not been subject to penalties by the SVS or any other administrative authority.


NOTE 39 - SUBSEQUENT EVENTS
---------------------------

At the Regular General Shareholders Meeting of Embotelladora Andina S.A., held April 19, 2005 (hereinafter the "Meeting"), among other matters, the following was resolved:

1. The distribution of the following amounts as Final Dividend No. 145, on account of the fiscal year ending December 31, 2004: (a) Ch$4.80 (four pesos and eighty cents) per Series A share; and b) Ch$5.28 (five pesos and twenty-eight cents) per Series B share. This dividend will be available to shareholders beginning April 28, 2005. Regarding payment of this dividend, the Shareholders Registry will close on April 22, 2005.

2. The distribution of an additional Dividend No. 146 on account of retained earnings: (a) Ch$70.00 (seventy pesos) per Series A share; and
     (b) Ch$77.00 (seventy seven pesos) per Series B share. This dividend will be available to shareholders beginning May 19, 2005. Regarding payment of this dividend, the Shareholders Registry will close on May 13, 2005.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows:

     Regular                                 Alternate
     -------                                 ---------
     Juan Claro Gonzalez                     Ernesto Bertelsen Repetto
     Albert Cussen Mackenna                  Pedro Arturo Vicente Molina
     Jose Antonio Garces Silva (junior)      Patricio Parodi Gil
     Glenn Jordan Schoenbohm                 Jorge Hurtado Garreton
     Arturo Majlis Albala                    Jose Miguel Barros Van Hovell tot
                                               Westerflier
     Gonzalo Said Handal                     Manuel Enrique Bezanilla Urrutia
     Salvador Said Somavia                   Jose Domingo Eluchans Urenda

     For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Albert Cussen Mackenna and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of "independent" from the Controlling Shareholder of the Company for Chilean legal purposes.


NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.


NOTE 41 - ENVIRONMENT
---------------------

The Company has disbursed ThCh$147,952 to improve its industrial process, laboratory analysis, environment impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$532,367.

I.  ANALYSIS OF THE FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31,
    2005.
    -----------------------------------------------------------------------

Highlights
----------

Operating income reached US$34.7 million during the first quarter of 2005, an increase of 18.7% compared to the first quarter of 2004. Operating margin was 16.2%.

Consolidated sales volume grew 9.1% during the quarter, reaching 101.2 million unit cases.

Consolidated EBITDA totaled US$48.3 million, representing an increase of 9.2% increase compared to the first quarter of 2004. EBITDA margin was 22.5%.

Net Income for the first quarter of 2005 reached US$24.2 million, 6.2% higher than the first quarter of 2004.


Comments from the Chief Executive Officer, Mr. Jaime Garcia R.
--------------------------------------------------------------

"In line with the trends of the last months of 2004, and fulfilling our expectations, the results for the first quarter are very satisfactory, confirming the strategies we have implemented in each of the markets where we operate."


Consolidated Summary
--------------------

1st Quarter 2005 vs. First Quarter 2004
---------------------------------------

During the first quarter of 2005, we observed improvements in the three countries where the Company operates. This was a result of effective market strategies and greater economic stability in the region. In fact, the three countries where the Company operates all reported GDP growth during 2004: 6.1% in Chile, 5.2% in Brazil and 8.8% in Argentina. When comparing the three exchanges rates on average for the first quarter of 2005 against US dollar, the Chilean peso appreciated 3.1%, the Brazilian real appreciated 6.9% and the Argentine peso depreciated slightly 0.9%.

Consolidated sales volume for the first quarter of 2005 reached 101.2 million unit cases, which represents an increase of 9.1% with respect to the same period of 2004.

As a result of higher volume and price increases, Net sales amounted to US$214.1 million, a 12.4% improvement compared to the US$190.4 million reported in the first quarter of 2004.

Operating income amounted to US$34.7 million, an 18.7% increase compared to the same period of 2004. Operating margin was 16.2%, 85 basis pints above the 15.4% reported during the same period of the previous year.

EBITDA amounted to US$48.3 million, a 9.2% improvement compared to the first quarter of 2004. The EBITDA margin was 22.5%.

Chilean Operations
------------------

1st Quarter 2005 vs. First Quarter 2004
---------------------------------------

During the first quarter of this year, volumes increased 7.8% totaling 35.4 million unit cases. This is the highest volume achieved since 1997. This record increase was a result of an increase in the immediate consumption (22.1%) and the returnable PET 2.5 liter format (34.7%), which are in-line with the strategic fundamentals of the Company.

Net sales amounted to US$93.7 million, which is a 6.5% improvement compared to the first quarter of 2004. In spite of higher resin and aluminum prices, which were offset by the revaluation of the Chilean peso, there was a slight decrease in cost of sales per unit case.

Operating income amounted to US$21.9 million, increasing 8.3%. Operating margin was 23.4%, an improvement of 40 basis points.

EBITDA totaled US$ 27.4 million, representing an increase of 3.5%, with an EBITDA margin of 29.3%.


Brazilian Operations
--------------------

1st Quarter 2005 vs. First Quarter 2004
---------------------------------------

Sales volume totaled 37.9 million unit cases, representing an 11.2% increase and confirming growth trends observed at the end of 2004, and continuing through the start of 2005. This was a result of a combination of an improved economic environment, favorable weather conditions and effective measures implemented during key dates such as Carnival in Rio (February) and Easter (March). The increase in volumes was observed in both the returnable and non-returnable future consumption formats.

Net sales reached US$71.7 million, representing a 19.7% increase compared to the first quarter of 2004, due to higher volumes and price increases.

Cost of sales was US$44.5 million, which is an 18.8% increase in comparison to the first quarter of 2004. This increase is explained by higher volumes, as well as price increases in some raw materials such as resin and sugar. As a result, operating income reached US$7.6 million, which is an improvement of 27% compared to the same period of 2004. Operating margin was 10.6%, a 61 basis point improvement compared to the first quarter of 2004.

EBITDA for the first quarter of 2005 amounted to US$11.9 million, a 11.7% improvement compared to the same period of last year. EBITDA margin reached 16.6%.


Argentine Operations
--------------------

1st Quarter 2005 vs. First Quarter 2004
---------------------------------------

Sales volume for the quarter reached 27.9 million unit cases, representing a 7.9% increase with respect to the same period last year. This growth is relevant because despite prices increases realized during the quarter, the Company was able to maintain a high sales level compared to the previous year. This growth was led by the returnable formats (Ref Pet 2.25 liter and Glass
1.25 liter).

Net Sales reached US$50.5 million, representing an increase of 14.6% compared to the first quarter of 2004. Costs of sales per unit case increased due to higher resin prices and higher concentrate prices as a consequence of higher sales prices.

Operating income for the first quarter of 2005 amounted to US$6.9 million, representing an improvement of 42.4% compared to the same period of last year. Operating margin was 13.7%, which was 267 basis points higher compared to the first quarter of 2004.

Finally, EBITDA reached US$10.7 million, an increase of 20.2%, with an EBITDA margin of 21.1%, a 99 basis point improvement compared to the first quarter of 2004.


NON-OPERATING RESULTS
---------------------

1st Quarter 2005 vs. First Quarter 2004
---------------------------------------

Non-operating losses reached US$7.2 million, which compares negatively to the loss of US$3.3 million recorded for the same period of the previous year.

The increase in non-operating losses are explained by the line items Financial Expense/Income (Net) and Other Income/(Expense). The first was due to the depreciation of the Chilean peso from Ch$557.4 per US dollar as of December 31, 2004 to at Ch$585.9 per US dollar as of March 31, 2005. . This depreciation is reflected in lower results in Cross Currency Swaps, which diminish the impact of exchange rate fluctuations over the Company's dollar-denominated assets. This effect was offset by higher income in the Foreign Exchange Gains, net (included in the Price Level Restatement line), which reflects earnings over dollar-denominated assets due to the depreciation of the exchange rate.

The line item Other Income/Expense reflects a negative variation due to a higher retroactive benefit over severance indemnities and a provision to adjust to market value a Company's Real State available for sale. This was partially offset by the positive translation effect of foreign subsidiaries' financial statements, in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.<F1>

Finally, net income amounted to US$24.2 million, an increase of 6.2% compared to the comparable quarter.


ANALYSIS OF THE BALANCE SHEET
-----------------------------

As of March 31, 2005, the Company's financial assets amounted to US$ 402.4 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 86.7% of the total financial investments are held in U.S. dollar-denominated papers. Nevertheless, through "Cross-Currency Swaps" done on July and August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing down to 36.8% the amount denominated in US dollars.

____________________

<F1>Investments in foreign companies are valued in accordance with Technical
    Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except for non-monetary assets and liabilities and shareholders' equity which are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

On the other hand, the Company's total debt totaled US$ 324.3 million, with an average annual coupon rate of 6.7% on U.S. dollar debt, and an average real coupon rate of 5.4% on Chilean peso-denominated debt. The U.S.
dollar-denominated debt represents 37.2% of total debt.

Thus, the Company holds a positive net cash position of US$ 78.1 million.

Additional Information:
-----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP.

Main Indicators
---------------

                  INDICATORS                       Unit         Mar-05        Dic-04       Mar-04         Variance
-----------------------------------------------  ---------     ---------    -----------  ------------   -----------
LIQUIDITY
   Current Ratio                                   Times          1.68         1.24         1.59           0.09
   Acid Tests                                      Times          1.46         1.05         1.38           0.08
   Working Capital                                 MCh$         36,690       33,147       25,430         11,260
ACTIVITY
   Investments                                     MCh$          6,445       25,039        6,262            183
   Inventory turnover                              Times          3.68        12.40         3.43           0.26
   Days of inventory on hand                       Days          97.82        29.02       104.84          -7.02
INDEBTEDNESS
   Debt to equity ratio                              %           90.56%       99.32%       88.05%          2.51%
   Short-term liabilities to total liabilities       %           34.14%       36.84%       32.18%          1.96%
   Long-term liabilities to total liabilities        %           65.86%       63.16%       67.82%         -1.96%
   Interest charges coverage ratio                 Times         15.83        10.84        15.66          16.77%
PROFITABILITY
   Return over equity                                %            4.73%       13.36%        4.20%          0.53%
   Return over total assets                          %            2.43%        6.81%        2.20%          0.23%
   Return over operating assets                      %            5.22%       14.36%        4.76%          0.46%
   Operating income                                MCh$         20,330       62,383       17,131          3,200
   Operating margin                                  %           16.21%       15.20%       15.35%          0.85%
   EBITDA (1)                                      MCh$         26,919       87,400       26,763           156
   EBITDA margin                                     %           21.46%       21.29%       23.99%         -2.53%
   Dividends payout ratio - Serie A shares           %            4.81%        4.81%        5.78%         -0.97%
   Dividends payout ratio - Serie B shares           %            4.97%        5.23%        6.25%         -1.28%

   EBITDA (1)        Earnings before income taxes, interests, depreciation,
                     amortization and extraordinary items.


The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators show an increase regarding the previous period, this is mainly because (i) approximately twenty three million dollars of Andina's bond portfolio have a duration of less than one year and therefore, they have been reclassified to short term assets, and (ii) part of the long term bond portfolio was sold during March

2005 and the funds are kept as marketeable securities, which is partially offset with the long term reinvestment of funds carried out during September of 2004 and held as marketeable securities.

Indicators of indebtedness were affected by a decrease in equity due to the payment of an additional dividend during May 2004 and because total debt remained practically at the same level. A net financial expense in the amount of Ch$1,087 million was recorded during this period, with an income before interests in the amount of Ch$16,115 million therefore the interest coverage ratio equaled 15.83 times, very similar to that of the previous period.

As of March 31, 2005, operating profitability indicators were benefited by the reasons set forth in point I. Return on equity was benefited by the reasons set forth in point I along with the decrease in equity previously mentioned.


III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin No. 64 issued by the Chilean
Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.


IV. Analysis of the Main Components of Cash Flow

             Cash Flow (MCH$)                  December 2004  December 2003
                                                    MCh$          MCh$        Variation Ch$   Variation %
--------------------------------------------   -------------  -------------   -------------   -----------
Operating                                          25,545       31,120           (5,575)         -18%
Financing                                         (10,246)      (2,707)          (7,539)        -279%
Investment                                         12,141       (2,991)          15,132          506%
Net cash flow for the Period                       27,440       25,422            2,018           -8%

The Company generated a positive net cash flow of MCh$27,440 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$25,545 representing a decrease of MCh$5,575 regarding last year and is mainly explained by an increase in payments to suppliers, which was partially offset by the positive net effect of increased collections from clients.

Financing activities generated a negative cash flow of MCh$10,246, representing a decrease of MCh$7,539 mainly explained by higher loan payments.

Investment activities generated a negative cash flow of MCh$12,141; representing an increase of MCh$15,132 with respect to the previous year, explained mainly by an increase in sales of financial investments.


V.  Analysis of Market Risk
---------------------------

Interest Rate Risk
------------------

As of March 31, 2005 and 2004, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------

Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:

CHILEAN PESO      BRAZILIAN REAL     ARGENTINE PESO
    44%                 33%               23%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.

The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. The Company has also used commodity-hedging instruments.

This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass-consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions of constant 03/31/05 Chilean Pesos, except per share)


                                                     03-31-2005                             03-31-2004
                                 ------------------------------------------ ------------------------------------------
                                   Chilean  Brazilian  Argentine  Total (2) Chilean    Brazilian  Argentine  Total (2)
                                 Operations Operations Operations           Operations Operations Operations               % Ch.
                                 ---------- ---------- ---------- --------- ---------- ---------- ---------- ---------  ---------
VOLUME TOTAL BEVERAGES
(Million UC)                         35.4       37.9      27.9      101.2      32.9       34.1       25.8       92.8        9.1%
  Soft Drink                         29.7       36.6      27.6       93.9      27.6       32.4       25.3       85.3       10.0%
  Mineral Water                       3.3        0.6       0.2        4.1       2.9        0.6        0.6        4.1        0.9%
  Juices                              2.4        0.3       0.0        2.7       2.3        0.2        0.0        2.6        7.2%
  Beer                                 NA        0.5        NA        0.5        NA        0.9         NA        0.9      -38.8%

NET SALES                          54,881     41,991    29,585    125,451    51,534     35,079     25,815    111,575       12.4%
  COST OF SALES                   (31,970)   (26,054)  (19,425)   (76,442)  (30,149)   (21,929)   (17,183)   (68,408)      11.7%
GROSS PROFIT                       22,911     15,937    10,160     49,008    21,385     13,150      8,631     43,166       13.5%
Gross Margin                         41.7%      38.0%     34.3%      39.1%     41.5%      37.5%      33.4%      38.7%
  SELLING AND ADMINISTRATIVE
    EXPENSES                      (10,068)   (11,481)   (6,108)   (27,657)   (9,530)    (9,642)    (5,785)   (24,957)       10.8%
  CORPORATE EXPENSES                    0          0         0     (1,021)        0          0          0     (1,079)       -5.4%
OPERATING INCOME                   12,844      4,455     4,052     20,330    11,855      3,508      2,846     17,131       18.7%

Operating Margin                     23.4%      10.6%     13.7%      16.2%     23.0%      10.0%      11.0%      15.4%
EBITDA (1)                         16,075      6,987     6,244     28,286    15,536      6,258      5,193     25,907        9.2%
Ebitda Margin                        29.3%      16.6%     21.1%      22.5%     30.1%      17.8%      20.1%      23.2%

NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                   (6,444)                                    (4,756)      35.5%
  RESULTS FROM AFFILIATED                                             619                                        225      175.5%
  AMORTIZATION OF GOODWILL                                         (1,762)                                    (1,757)       0.3%
  OTHER INCOME/(EXPENSE)                                           (6,783)                                      (483)    1304.4%
  PRICE LEVEL RESTATEMENT (3)                                      10,155                                      4,834      110.1%
NON-OPERATING RESULTS                                              (4,215)                                    (1,938)     117.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF NEGATIVE
GOODWILL AND MINORITY INTEREST                                     16,115                                     15,193       6.1%

INCOME TAXES                                                       (1,951)                                    (1,859)       5.0%
MINORITY INTEREST                                                       0                                         (1)       0.0%
AMORTIZATION OF NEGATIVE GOODWILL                                       0                                          0         NA

NET INCOME                                                         14,164                                     13,333        6.2%
Net Margin                                                           11.3%                                      12.0%


WEIGHTED AVERAGE SHARES OUTSTANDING                                 760.3                                      760.3
EARNINGS PER SHARE                                                   18.6                                       17.5
EARNINGS PER ADS                                                    111.8                                      105.2        6.2%

___________________

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations (3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions US$, except per share)
                                                         Exch. Rate : $ 585.93


                                                     03-31-2005                             03-31-2004
                                 ------------------------------------------ ------------------------------------------
                                   Chilean  Brazilian  Argentine  Total (2) Chilean    Brazilian  Argentine  Total (2)
                                 Operations Operations Operations           Operations Operations Operations               % Ch.
                                 ---------- ---------- ---------- --------- ---------- ---------- ---------- ---------  ---------
VOLUME TOTAL BEVERAGES
(Million UC)                         35.4       37.9       27.9     101.2       32.9       34.1       25.8       92.8      9.1%
  Soft Drink                         29.7       36.6       27.6      93.9       27.6       32.4       25.3       85.3     10.0%
  Mineral Water                       3.3        0.6        0.2       4.1        2.9        0.6        0.6        4.1      0.9%
  Juices                              2.4        0.3        0.0       2.7        2.3        0.2        0.0        2.6      7.2%
  Beer                                 NA        0.5         NA       0.5         NA        0.9         NA        0.9    -38.8%

NET SALES                            93.7       71.7       50.5     214.1       88.0       59.9       44.1      190.4     12.4%
  COST OF SALES                     (54.6)     (44.5)     (33.2)   (130.5)     (51.5)     (37.4)     (29.3)    (116.8)    11.7%
GROSS PROFIT                         39.1       27.2       17.3      83.6       36.5       22.4       14.7       73.7     13.5%
Gross Margin                         41.7%      38.0%      34.3%     39.1%      41.5%      37.5%      33.4%      38.7%
  SELLING AND ADMINISTRATIVE
    EXPENSES                        (17.2)     (19.6)     (10.4)    (47.2)     (16.3)     (16.5)      (9.9)     (42.6)    10.8%
  CORPORATE EXPENSES                  0.0        0.0        0.0      (1.7)       0.0        0.0        0.0       (1.8)    -5.4%
OPERATING INCOME                     21.9        7.6        6.9      34.7       20.2        6.0        4.9       29.2     18.7%

Operating Margin                     23.4%      10.6%      13.7%     16.2%      23.0%      10.0%      11.0%      15.4%
EBITDA (1)                           27.4       11.9       10.7      48.3       26.5       10.7        8.9       44.2      9.2%
Ebitda Margin                        29.3%      16.6%      21.1%     22.5%      30.1%      17.8%      20.1%      23.2%
NON OPERATIONAL RESULTS
  FINANCIAL EXPENSE/INCOME (Net)                                    (11.0)                                       (8.1)    35.5%
  RESULTS FROM AFFILIATED                                             1.1                                         0.4    175.5%
  AMORTIZATION OF GOODWILL                                           (3.0)                                       (3.0)     0.3%
  OTHER INCOME/(EXPENSE)                                            (11.6)                                       (0.8)  1304.4%
  PRICE LEVEL RESTATEMENT (3)                                        17.3                                         8.3    110.1%
NON-OPERATING RESULTS                                                (7.2)                                       (3.3)   117.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF NEGATIVE
GOODWILL AND MINORITY INTEREST                                       27.5                                        25.9      6.1%

INCOME TAXES                                                         (3.3)                                       (3.2)     5.0%
MINORITY INTEREST                                                     0.0                                        (0.0)     0.0%
AMORTIZATION OF NEGATIVE GOODWILL                                     0.0                                         0.0       NA

NET INCOME                                                           24.2                                        22.8      6.2%
Net Margin                                                           11.3%                                       12.0%


WEIGHTED AVERAGE SHARES OUTSTANDING                                 760.3                                       760.3
EARNINGS PER SHARE                                                   0.03                                        0.03
EARNINGS PER ADS                                                     0.19                                        0.18      6.2%

__________________

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations (3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

                          Consolidated Balance Sheet
                (In million of constant 03/31/05 Chilean Pesos)

ASSETS                                            03-31-05   03-31-04   %Ch
                                                 ---------- --------- --------

Cash + Time deposits + market. Securit.             69,769     54,158    28.8%
Account receivables (net)                           49,164     40,082    22.7%
Inventories                                         20,991     19,822     5.9%
Other current assets                                20,954     33,292   -37.1%
                                                 ---------- --------- --------
Total Current Assets                               160,877    147,354     9.2%



Property, plant and equipment                      518,407    529,959    -2.2%
Depreciation                                      (367,528)  (358,294)    2.6%
                                                 ---------- --------- --------
Total Property, Plant, and Equipment               150,879    171,666   -12.1%

Investment in related companies                     19,638     20,759    -5.4%
Investment in other companies                           55        646   -91.5%
Goodwill                                            86,215     90,227    -4.4%
Other long term assets                             173,943    184,869    -5.9%
                                                 ---------- --------- --------
Total Other Assets                                 279,851    296,502    -5.6%
                                                 ---------- --------- --------

TOTAL ASSETS                                       591,607    615,521    -3.9%




LIABILITIES & SHAREHOLDERS' EQUITY                03-31-05   03-31-04   %Ch
                                                 ---------- --------- --------
Short term bank liabilities                         12,191      7,018   73.7%
Current portion of long term bank liabilities        2,689      2,927   -8.1%
Current portion of bonds payable                    18,048     18,327   -1.5%
Trade accounts payable and notes payable            44,059     48,563   -9.3%
Other liabilities                                   18,992     15,885   19.6%
                                                 ---------- --------- --------
Total Current Liabilities                           95,979     92,721    3.5%

Long term bank liabilities                          47,724     52,078   -8.4%
Bonds payable                                      109,368    122,262  -10.5%
Other long term liabilities                         28,084     21,092   33.2%
                                                 ---------- --------- --------
Total Long Term Liabilities                        185,176    195,432   -5.2%

Minority interest                                        0         50  -99.9%

Stockholders' Equity                               310,452    327,319   -5.2%
                                                 ---------- --------- --------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY           591,607    615,521   -3.9%


                             Financial Highlights
                (In million of constant 03/31/05 Chilean Pesos)



ADDITIONS TO FIXED ASSETS                         03-31-05   03-31-04
                                                 ---------- ----------
Chile                                                3,372      4,061
Brazil                                               1,412      1,770
Argentina                                            1,661        431
                                                 ---------- ----------
                                                     6,445      6,262




DEBT RATIOS                                       03-31-05   03-31-04
                                                 ---------- ----------
Financial Debt / Total Capitalization                0.38       0.38
Financial Debt / EBITDA L12M                         1.96       2.11
EBITDA L12M / Interest Expense (net) L12M            6.26       5.17
                                                 ---------- ----------
L12M: Last twelve months

____________________

* As March 31, 2005, the company's registered a positive net cash position of US$ 78 million. Total debt amounted to US$ 324 million. Total Cash amounted to US$ 402 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Local GAAP


                              Beverage Operations
                                 (Local Gaap)


                                                           03/31/2005                            03/31/2004
                                        ---------------------------------------   ----------------------------------------
                                        Chile (MCh$)   Brazil (MR$)   Argentina   Chile (MCh$)   Brazil (MR$)   Argentina
                                                                        (MA$)                                     (MA$)
                                        ------------   ------------   ---------   ------------   ------------   ----------
TOTAL BEVERAGES VOLUME (Million UC)         35.4           37.9          27.9         32.9          34.1           25.8
  Soft Drink                                29.7           36.6          27.6         27.6          32.4           25.3
  Mineral Water                              3.3            0.6           0.2          2.9           0.6            0.6
  Juices                                     2.4            0.3           0.0          2.3           0.2            0.0
  Beer                                        NA            0.5            NA           NA           0.9             NA

NET SALES SOFT DRINKS                     46,595          170.6         123.3       43,795         157.4          110.6
NET SALES OTHER                            8,425           13.9           1.0        7,790          16.0            1.4
NET SALES TOTAL                           55,020          184.5         124.3       51,585         173.4          112.0
  COST OF SALES                          (32,051)        (108.4)        (74.7)     (30,179)       (104.5)         (68.2)
GROSS PROFIT                              22,969           76.1          49.6       21,406          68.8           43.9
Gross Margin                                41.7%          41.3%         39.9%        41.5%         39.7%          39.2%
  SELLING AND ADMINISTRATIVE EXPENSES     (9,876)         (51.3)        (29.0)      (9,312)        (46.5)         (26.6)

OPERATING INCOME                          13,093           24.9          20.6       12,095          22.3           17.3
                                        ------------   ------------   ---------   ------------   ------------   ----------
Operating Margin                            23.8%          13.5%         16.6%        23.4%         12.9%          15.4%
EBITDA (1)                                16,334           32.3          25.6       15,773          30.3           22.3
Ebitda Margin                               29.7%          17.5%         20.6%        30.6%         17.5%          19.9%
                                        ------------   ------------   ---------   ------------   ------------   ----------

_____________________

(1) EBITDA: Operating Income + Depreciation



MCh$: Million Nominal Chilean pesos of each period
MR$:  Million Nominal Brazilian Reais
MA$:  Million nominal Argentine pesos
Chile results do not consider corporate expenses

RELEVANT FACTS
--------------

During the first quarter of 2005 the following relevant facts were filed:


CONVENE REGULAR SHAREHOLDERS' MEETING
-------------------------------------

On January 26, 2005, the following was resolved, among other matters, at a regular Board of Directors' Meeting of the Company:

I. To convene a Regular Shareholders Meeting for April 19, 2005, at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos NO 560, Borough of San Joaquin.

II.  The following matters will be discussed at the Regular Shareholders
     Meeting:

     1. The Annual Report, Balance and Financial Statements for the year 2004; as well as the Report of Independent Auditors with respect to the Financial Statements;
     2.   Earnings distribution and dividend payments;
     3. Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;
     4. Renewal of the Company's Board of Directors pursuant to Article 32 of Law No. 18,046 which regulates Corporations.
     5. Determine the compensation for directors and committee members pursuant to Law No. 19,705;
     6.   Appoint the Company's independent auditors for the year 2005;
     7.   Appoint the Company's rating agencies;
     8. Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by Article 44 of Law No. 18,046; and
     9. In general, to resolve every other matter under its competency and any other matter of Company interest.

The amount of the dividend to be distributed will be determined and opportunely informed.


DISTRIBUTION OF FINAL DIVIDENDS
-------------------------------

On March 8, 2005, the following was resolved, among other matters, at a special meeting of the Company:

I.   To propose the payment of the following dividends to the Meeting:

     1. Final Dividend for the 2004 Fiscal Year: a) CH$4.80 (four pesos and 80/100) per Series A share; and b) CH$5.28 (five pesos and 28/100) per Series B share. If approved by the Meeting, these dividends will be paid beginning April 28, 2005. The Shareholders Registry will close for payment of this dividend on April 22, 2005.

     2. Dividends out of the retained earnings fund in the amount of CH$55.880.178.837. If the motion is passed, the proposed dividend would total CH$70.00 (seventy pesos) per Series A share and CH$77.00 (seventy seven pesos) per Series B share, and it would be payable beginning May 19, 2005. The Shareholders Registry will close for payment of this dividend on May 13, 2005.



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